1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 25, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(YZC)

SUMMARY OF SHARE REFORMS IN THE PRC

China, January 25, 2006 – Yanzhou Coal Mining Company Limited (YZC) (the “Company”) announces the details of the consideration arrangement offered by the Company’s controlling shareholder, Yankuang Group Corporation Limited (“Yankuang Group”), to the holders of domestically listed and tradable shares of the Company under the share reform plan proposed by Yankuang Group. The share reform plan proposed by Yankuang Group is made pursuant to the relevant PRC laws and regulations.

As background, beginning in May 2005, the PRC government and the PRC securities regulatory and supervisory authorities started to implement share reforms for shares of domestically listed companies in the PRC in order to eliminate the split share treatment of shares of listed companies in the PRC. Under such split share system, domestic shares are either tradable or non-tradable. In adopting the share reforms, the PRC government and the PRC securities regulatory and supervisory authorities have implemented an interest-balanced mechanism between the holders of non-tradable shares and tradable shares. Pursuant to the share reform policies in the PRC, holders of non-tradable shares could, subject to approvals by the relevant government authorities and consents by the holders of domestically listed and tradable shares of the Company, convert their non-tradable shares into shares freely tradable on the domestic stock exchanges in the PRC. In return for approving such share conversion, the holders of the tradable shares will receive certain numbers of shares and relevant commitments made by holders of non-tradable shares. Upon consummation of the share reforms, all non-tradable shares, issued in the PRC, of PRC domestically listed companies will be freely tradable on the PRC domestic stock exchanges.

The Company has tradable shares issued in the PRC, or A Shares, which are listed on the Shanghai Stock Exchange as well as non-tradable shares which are held by Yankuang Group. The Company also has overseas listed foreign invested shares, or H Shares, which are listed on the Hong Kong Stock Exchange as well as American Depository Shares, or ADSs, representing the H Shares, which are listed on the New York Stock Exchange. At present or under the PRC government policies, the A Shares and the non-tradable shares issued in the PRC are a separate class of shares and at present are not freely convertible into H Shares or ADSs. Pursuant to relevant regulations relating to share reforms in the PRC and the relevant securities laws and regulations, the share reform plan only involves the tradability of non-tradable shares into tradable shares and the only shareholders who are entitled to participate in the shareholders’ meeting to approve the proposed share reform plan proposed by Yankuang Group are the holders of A shares and Yankuang Group.

For further information on the details of the Company’s share reform plan, please see the attached announcement published in Hong Kong today.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on the Share Reform Plan

by the Company’s Controlling Shareholder, Yankuang Group

On behalf of its controlling shareholder, Yankuang Group, the Company wishes to disclose the details of the consideration arrangement under the Share Reform Plan offered by Yankuang Group to the Holders of A Shares, in exchange for their consent to the conversion of all the non-tradable shares held by Yankuang Group into tradable A Shares. Yankuang Group proposes to offer 2.2 non-tradable shares to each Holder of A Shares for every ten (10) A Shares held by such Holder of A Shares whose names appeared on the register upon the close of business on the Record Date for the Share Reform Plan. Yankuang Group does not have any plan to offer similar consideration to the holders of H Shares (including the holders of American Depositary Receipts) of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

At the request of the Company, trading in the H Shares on The Stock Exchange of Hong Kong Limited was suspended with effect from 9:30 a.m. on 23 January 2006 pending the release of this announcement. The Company has applied to The Stock Exchange of Hong Kong Limited for the resumption of trading in the H Shares with effect from 9:30 a.m. on 25 January 2006.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) hereby announces that, upon the authorization and acting on behalf of the only holder of non-tradable shares holding approximately 54.33% of the Company’s registered capital, namely Yankuang Group Corporation Limited (“Yankuang Group”), a notice has been issued to the holders of the domestic shares of the Company traded and listed on the Shanghai Stock Exchange (“A Shares”, and the holders of A Shares as “Holders of A Shares”) for a meeting of the holders of domestic shares of the Company to be held on 6 March 2006 (“Relevant Shareholders’ Meeting”), to seek approval by the Holders of A Shares to Yankuang Group’s proposal for the conversion of all the non-tradable shares held by the Yankuang Group into tradable A Shares (the “Share Reform Plan”). Yankuang Group does not have any plan to offer similar consideration to the holders of overseas-listed foreign shares (“H Shares”) (including the holders of American Depositary Receipts) of the Company.

A summary of the Share Reform Plan is set out below. The full version of the proposal and other relevant documents required under the regulatory rules of the Shanghai Stock Exchange are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

1.	IMPORTANT NOTICE

The completion of the Share Reform Plan is subject to the following approvals:

(1)	the approval of the State-owned Assets Supervision and Administration Commission of the Shandong Province (“Shandong SASAC”) of the People’s Republic of China (the “PRC”);

(2)	the approval of at least two-thirds of all the shareholders with voting rights attending and voting at the Relevant Shareholders’ Meeting and the approval of at least two-thirds of the Holders of A Shares attending and voting at the Relevant Shareholders’ Meeting; and

(3)	the approval of the Ministry of Commerce of the PRC.

The decision or opinion given by the China Securities Regulatory Commission and Shanghai Stock Exchange does not represent their judgment on or assurance for the Share Reform Plan, the value of the Company’s shares or the return of the investors.

2.	IMPORTANT ISSUES OF THE SHARE REFORM PLAN

2.1	Key Issue of the Share Reform Plan

For the purpose of implementing the Share Reform Plan, Yankuang Group proposes to offer as consideration to the Holders of A Shares whose names appear on the register of members of A Shares kept by the China Securities Depository and Clearing Corporation Limited, Shanghai Branch upon the close of trading on the Record Date (as defined below), namely the transfer of 2.2 non-tradable shares to each Holder of A Shares for every ten (10) A Shares held by such Holder of A Shares. On the first trading day following the completion of the Share Reform Plan, non-tradable shares of the Company previously held by Yankuang Group (inclusive of those transferred as referred to above) shall be granted the right of listing and trading on the Shanghai Stock Exchange.

2.2	Undertakings and Warranties by the Yankuang Group

2.2.1	Undertakings

In connection with the Share Reform Plan, Yankuang Group undertakes:

(1)	Yankuang Group will perform its statutory undertakings and obligations in compliance with the requirements under any laws, regulations and rules.

(2)	The originally non-tradable shares held by Yankuang Group will be subject to a trading moratorium of 48 months from the date of the completion of the Share Reform Plan. In the event that Yankuang Group fails to fulfill this undertaking, all monies received from the disposal of any of such shares shall be paid to the account of the Company.

(3)	Yankuang Group will transfer some of those assets which are in line with the Company’s development strategies to the Company in 2006 to enhance the operational results of the Company and to minimize the connected transactions and competition between Yankuang Group and the Company.

(4)	Yankuang Group will be responsible for all the costs incurred in connection with the implementation of the Share Reform Plan.

(5)	Yankuang Group warrants that it will faithfully perform its undertakings and assume the relevant legal responsibilities. It will not transfer any shares held unless the transferee agrees to and is capable of assuming such responsibilities pursuant to the undertakings.

(6)	Yankuang Group will compensate the Holders of A Shares for any loss caused by its failure to fulfill the whole or part of the undertakings stated above.

2.2.2	Warranty provided by Yankuang Group for the performance of its undertakings and obligations:

Upon the approval of the Share Reform Plan obtained at the Relevant Shareholders’ Meeting, Yankuang Group will open a securities funding account in accordance with the relevant requirements. The performance of undertakings by Yankuang Group will also be supervised by the sponsor.

2.3	Changes in the Shareholding Structure

Before completion of the Share Reform Plan

		Number of shares	Percentage of registered share capital
1.	Total of unlisted non-tradable shares
	State-owned shares	2,672,000,000	54.33%
2.	Total of listed tradable shares	2,246,400,000	45.67%
	A Shares	288,000,000	5.85%
	H Shares	1,958,400,000	39.82%

3.	Total number of shares	4,918,400,000	100.00%

After completion of the Share Reform Plan

		Number of shares	Percentage of registered share capital
1.	Total of tradable shares with trading moratorium
	State-owned shares	2,608,640,000	53.04%
2.	Total of tradable shares without trading moratorium
	A Shares	351,360,000	7.14%
	H Shares	1,958,400,000	39.82%

3.	Total number of shares	4,918,400,000	100.00%

3.	TIMETABLE FOR THE RELEVANT SHAREHOLDERS’ MEETING

Record date for attending the Relevant Shareholders’ Meeting and ascertaining entitlement of Holders of A Shares to receive shares (the “Record Date”): 24 February 2006.

Date and time for holding of the Relevant Shareholders’ Meeting: 14:00 hours on 6 March 2006.

Time for Internet voting for the Relevant Shareholders’ Meeting: Between 9:30 to 11:30 hours and 13:00 to 15:00 hours on each trading day from 2 March 2006 to 6 March 2006.

4.	SHAREHOLDERS ENTITLED TO ATTEND THE RELEVANT SHAREHOLDERS’ MEETING

Pursuant to the relevant laws, regulations and rules in relation to the Share Reform Plan, the Company’s shareholders eligible to attend the Relevant Shareholders’ Meeting include: Yankuang Group and the Holders of A Shares whose names appeared on the register of China Securities Depository and Clearing Corporation Limited, Shanghai Branch on the Record Date.

5.	SUSPENSION AND RESUMPTION OF TRADING IN THE A SHARES AND H SHARES OF THE COMPANY

The Company has applied to the Shanghai Stock Exchange for a suspension of trading in the A Shares with effect from 23 January 2006 and will announce a “Statement on the Share Reform Plan” on 25 January 2006. Trading in the A Shares will remain suspended on the Shanghai Stock Exchange pending the release of an announcement containing the finalised terms of the Share Reform Plan by no later than 14 February 2006 and trading in the A Shares will resume on the day following the date of such announcement.

The Board will apply for a further suspension of trading in the A Shares on the Shanghai Stock Exchange with effect from the trading day immediately following the Record Date (24 February 2006). Trading in the A Shares is expected to resume on the first trading day immediately following the completion of the Share Reform Plan.

At the request of the Company, trading in the H Shares of the Company on The Stock Exchange of Hong Kong Limited was suspended with effect from 9:30 a.m. on 23 January 2006 pending the release of this announcement. The Company has applied for the resumption of trading in the H Shares of the Company on The Stock Exchange of Hong Kong Limited with effect from 9:30 a.m. on 25 January 2006.

6.	RISK FACTORS

6.1	The Share Reform Plan is subject to the approvals of Shandong SASAC and the Ministry of Commerce of the PRC and may not be granted before the date for voting by the Holders of A Shares as currently scheduled. If such circumstances happen, the date for voting by the Holders of A Shares will be scheduled to a later date after the approvals of Shandong SASAC and the Ministry of Commerce of the PRC have been obtained.

6.2	The implementation of the Share Reform Plan is subject to the approval of more than two-thirds of all the shareholders attending and voting at the Relevant Shareholders’ Meeting and the approval of more than two-thirds of the Holders of A Shares attending and voting at the Relevant Shareholders’ Meeting.

If the above-mentioned approvals cannot be obtained, Yankuang Group may propose a motion for the Share Reform Plan again in accordance with the relevant laws and regulations of the PRC.

7.	OPINION OF SPONSOR AND LEGAL ADVISORS

7.1	Guotai Junan Securities Company Limited, the sponsor of the Share Reform Plan, is of the opinion that the consideration offered by Yankuang Group to the Holders of A Shares in exchange for the conversion of all its non-tradable shares into tradable A Shares is fair and reasonable.

7.2	King & Wood of Beijing, the legal advisors of the Share Reform Plan, is of the opinion that: (1) the Company is a party qualified for participating in the Share Reform Plan; (2) Yankuang Group is a party qualified for proposing the Share Reform Plan; (3) the relevant procedures which have been adopted for the Share Reform Plan are in compliance with the existing laws and regulations and the contents and forms of the relevant legal documents are lawful and effective; (4) the Share Reform Plan and the relevant undertakings by Yankuang Group are in accordance with the requirements of the relevant laws, regulations, rules and standardized documents such as the “Administrative Measures on the Share Reform of Listed Companies” and the Articles of Association of the Company; (5) the Share Reform Plan only involves the change in the shareholdings of Yankuang Group and the Holders of A Shares and Yankuang Group has undertaken to pay all costs incurred in connection with the Share Reform Plan; and it is not aware of any state of affairs arising from the Share Reform Plan which will prejudice the interests of the holders of H Shares.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 24 January 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310